U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing (“Filer”):

Woolworths Limited

B. This is (check one)

☒ an original filing for the Filer

☐ an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

Name of subject company: Woolworths Limited

Form type: Form CB

File Number (if known): 005-86999

Filed by: Woolworths Limited

Date Filed (if filed concurrently, so indicate): Concurrently

D. Woolworths Limited is incorporated under the laws of the Commonwealth of Australia and has its principal place of business at 1 Woolworths Way, Bella Vista, NSW, 2153, Australia (+61 2 8885 0000).

The Filer designates and appoints Corporation Service Company, 1180 Avenue of the Americas, New York, NY 10036, telephone (212) 299-5600 (“Agent”) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

E. Each person filing this Form in connection with the use of Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sydney, State of New South Wales, Australia this 5th day of October, 2012.

F. Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff.

WOOLWORTHS LIMITED

By:	/s/ Peter John Horton
Name:	Peter John Horton
Title:	Group General Counsel and Company Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

CORPORATION SERVICE COMPANY

(Signature)	/s/ David W. Nickelsen
Name: David W. Nickelsen
Title: Assistant Vice-President
(Authorized Agent)

(Date): October 5, 2012